EXECUTED COPY

# FORM 6-K

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

**REPORT OF FOREIGN PRIVATE ISSUER**
**PURSUANT TO RULE 13a-16 or 15d-16 OF**
**THE SECURITIES EXCHANGE ACT OF 1934**
**FOR JULY 30, 2002**

# ENDESA, S.A.

**(Exact name of Registrant as specified in its charter)**



**KINGDOM OF SPAIN**
**(Jurisdiction of Incorporation)**

**PRINCIPE DE VERGARA, 187**
**28002 MADRID, SPAIN**
**(Address of principal executive offices)**

*[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]*

**FORM 20-F X FORM 40-F___**

*[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]*

**YES ___ NO X**

*[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]* Not applicable

ENDESA, S.A.

Table of Contents

Text of the letter sent today by Endesa, S.A. to the Spanish CNMV:

Mr. Antonio Mas Sirvent
Director del Area de Mercados
CNMV
Pº de la Castellana, 19
28046 MADRID

Dear Sir,

I hereby enclose the text of the letter submitted by Endesa, S.A. to the rating agencies in relation with the support of Endesa, S.A. to its subsidiaries Enersis, S.A. and Empresa nacional de Electricidad, S.A. (Endesa Chile).

Yours sincerely,

Madrid, 30 July 2002

Dear Sirs,

In relation with the support given by Endesa S. A. to its subsidiaries Enersis S.A. and Empresa Nacional de Electricidad S. A. (Endesa de Chile), I hereby inform you of the following:

a) Endesa, S.A. is currently a direct and indirect creditor to Enersis for an approximate amount of US$ 1,400 million, derived from the financing of the acquisition of Endesa Chile shares in 1999. With respect to this loan, I hereby confirm that, in order to strengthen Enersis's financial solvency, it is Endesa. S.A.'s intention not to demand the repayment of the debt at its maturity in May 2004, deeming as foreseeable the extension of the credit for an additional year, or, alternatively, taking initiatives that allow for its capitalisation.

b) Depending on Enersis's cash needs and upon its sole request the payment of interest on the above loan may be delayed, which would accrue additional interest.

c) Endesa, in its role of provider of support in situations of tight liquidity in Enersis or Endesa de Chile and whenever requested to do so, is ready to acquire, not later than 30 days, assets from the above companies for an amount of up to US$ 150 million, with the intention to sell them later to a third party, settling in a mutually agreed form the differences arising from the above transactions.

The above measures are deemed as being granted in Endesa, S.A.'s best interest in supporting the solid financial position of Enersis and Endesa de Chile, and as being geared towards the contribution to achieving higher liquidity levels in both companies.

This commitment will be valid until 30th June 2003, and it may be extended from that date onwards.

Yours sincerely,

**Rafael Miranda Robredo**
CEO

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: July 30, 2002

By: ______________________

Name: Jacinto Pariente

Title: Manager of North America Investor Relations